Exhibit 99.27

FRANCO-NEVADA CORPORATION

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 — Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the annual and special meeting of shareholders of Franco-Nevada Corporation (the “Corporation”) held on May 12, 2010 (the “Meeting”).  The number of total shares voted was 81,668,128 or 71.63% of the total issued and outstanding shares of the Corporation.

Description of Matter	Outcome of Vote

Resolution to elect directors, as proposed in the management information circular for the Meeting.

Each of the seven nominees was elected to hold office until the next annual meeting of the shareholders or until his or her successor is elected or appointed. This vote was conducted by way of ballot. The scrutineers’ report on the ballot is attached as Schedule “A” hereto.

Resolution to appoint auditors and to authorize the directors to fix the remuneration thereof, as proposed in the management information circular for the Meeting.

PricewaterhouseCoopers LLP were reappointed to the office of auditors until the next annual meeting and the directors were authorized to fix the remuneration of the auditors. This vote was for 81,557,167 (99.99%); withheld 9,361 (0.01%).

Resolution to approve the Corporation’s new share compensation plan, as proposed in the management information circular for the Meeting.	The Corporation’s new share compensation plan was approved. This vote was for 76,761,532 (96.36%); against 2,896,057 (3.64%).

“Say-on-Pay” advisory resolution regarding the Corporation’s approach to executive compensation, as proposed in the management information circular for the Meeting.	The Corporation’s approach to executive compensation was accepted. This advisory vote was for 78,983,558 (99.15%); against 674,031 (0.85%).

DATED as of this 18th day of May, 2010.

FRANCO-NEVADA CORPORATION

“Jacqueline A. Jones”
Jacqueline A. Jones
Chief Legal Officer & Corporate Secretary

SCHEDULE “A”

FRANCO-NEVADA CORPORATION
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
HELD ON MAY 12, 2010

REPORT ON BALLOT

MOTION #1

Election of Directors

We, the undersigned scrutineers, hereby report that the result of the vote by ballot with respect to the above matter is as follows:

NAME	VOTES IN FAVOR	%	VOTES WITHHELD	%
Pierre Lassonde	78,125,248	97.95	1,633,941	2.05
David Harquail	78,126,967	97.95	1,632,222	2.05
Derek W. Evans	79,739,303	99.98	19,886	0.02
Graham Farquharson	78,026,939	97.83	1,732,250	2.17
Louis Gignac	79,705,417	99.93	53,772	0.07
Randall Oliphant	77,806,655	97.55	1,952,534	2.45
David R. Peterson	77,790,609	97.53	1,968,580	2.47

/s/ Mary Ann Sombir	/s/ Jamie Bajzik
Mary Ann Sombir	Jamie Bajzik
Scrutineer	Scrutineer

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered shareholders (and voting instruction forms returned directly to us by non-objecting beneficial holders, if applicable) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties.

If Computershare has mailed voting instruction forms directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as directed by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.